UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 ,333-175546 and 333-193350).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on November 10, 2014, reporting the results for the three months ended September 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: November 10, 2014	By:	/s/ Izhak Nakar
Izhak Nakar
Active Executive Chairman

TIS Announces Record Q3 Revenues of $10.7 million,
an Increase of 35% YoY

Expects Return to Profitability in Q4 based on
Q4 Revenues of $10.5 - $11.5M and Operating Expenses of $9.3 - $9.7M;
Q3 Recurring Revenues Reach 45% of Total Revenues

Tel Aviv/ Plano, TX  – November 10, 2014 – Top Image Systems, Ltd. (NASDAQ:TISA), a leading cloud and on premise ECM (Enterprise Content Management) and BPM (Business Process Management) solution and MIP (Mobile Imaging Platform) provider today announced its financial results for the third quarter ended September 30, 2014. The quarter’s results include the impact of TIS’ July acquisition of eGistics, a leading U.S. provider of cloud-based payment and remittance record management solutions.

Third Quarter 2014 Highlights include:

•	Record revenues of $10.7 million, an increase of 35% year over year;
•	Adjusted EBITDA* loss of $1.5 million was impacted by one-time increase in costs related to changes made to the company’s accrual policy;
•
GAAP operating loss was $4.7 million and included non-recurring expenses related to the acquisition of eGistics, PMI costs, debt reserve adjustment as well as to the legal fees related to the settlement of litigation with Mitek as well as to the impact of changes made to the company‘s accrual policies;

•	Management anticipates return to profitability in Q4 with operating expenses ranging between $9.3 million to $9.7 million and expected Q4 revenues of between $10.5 million and $11.5 million;
•	Recognized SaaS (Software as a Service) revenues of $2 million; total recurring revenues were $4.8 million;
•	Mobile pipeline in the U.S. and worldwide more than doubled since the beginning of the year, driven by new sales opportunities;
•
Development of a go-to-market strategy for innovative joint solutions based on the synergies and combined roadmap derived from the rapid, smooth consolidation of TIS and eGistics product development teams;

•
Reinforced TIS presence in the U.S. financial mobile image processing market, marked by development of additional partnerships and participation in key industry events such as AFP, Money20/20 and FinovateFall;

•
Received positive media coverage and industry analyst attention, including a write-up in American Banker’s Bank Technology News and mention in research published by IDC following TIS’ presentation of GlassCapture at FinovateFall;

•	Obtained approval by the U.S. Patent and Trademark Office for TIS’ patent for technology for high-quality processing of documents of A4 or virtually any size and format.

Michael Schrader, CEO, Top Image Systems, commented, “Following the successful acquisition of eGistics early in Q3, TIS management led by our newly appointed COO and CFO Lyron Bentovim has focused on consolidation of the two companies, not only by initiating integration of products and solutions and by developing a joint long-term strategy and product roadmap, but also by combining operational teams, office sites and procedures to maximize efficiency and reach economies of scale. The closer we have examined the business of eGistics, the more confident we are that the acquisition will prove to be synergistic and highly accretive and further expand TIS’ business and value.”

Mr. Schrader added, “As we discussed on last quarter’s conference call, in Q3, TIS incurred significant one-time expenses related mostly to transaction expenses, PMI costs, and accrual policy changes as well as to the legal fees related to the settlement of litigation with Mitek. The company expects to return to a more normalized expense level and profitability in the fourth quarter and projects that revenues will range between $10.5 million and $11.5 million and expenses will range between $9.3 million to $9.7 million.”

Third Quarter 2014 Year over Year Results

Revenues: Total record revenues for the third quarter were $10.7 million, 35% growth over the $7.9 million achieved in the third quarter of 2013. License revenues for the third quarter were $5.8 million, compared to $4.2 million for the third quarter last year. Professional Services revenues for the third quarter were $4.9 million, compared to $1.7 million for the third quarter last year. Recurring revenues for the third quarter were $4.8 million, an increase of 140% on a year-over-year basis.

Gross Profit: Gross profit for the third quarter was $5.9 million, compared to $4.9 million for the third quarter of 2013, an increase of 20%. As a result of the one-time costs and adjustments, gross margin for the third quarter was 55%, compared to 62% in the third quarter last year.

Earnings: Adjusted EBITDA was a loss of $1.5 million compared to positive adjusted EBITDA of $1.2 million for the third quarter of 2013. Non-GAAP diluted loss per share was $0.10 compared to a gain of $ 0.08 for the third quarter of 2013. GAAP net loss was $4.8 million compared to GAAP net income of $1 million for the third quarter of 2013. GAAP diluted loss per share was $0.28 compared a $0.08 gain per share for the third quarter of 2013.  2014 results include the contributions from eGistics, but 2013 results do not include any eGistics results.  We closed on the acquisition of eGistics in July 2014.

Conference Call

The Company will host a conference call and webcast at 10 a.m. EST on Monday, November 10, 2014, during which TIS management will present and discuss the financial results and be available to answer any questions from investors.

To join the conference call, please dial in to one of the following teleconference phone lines using the numbers listed below.  Please begin placing your calls at least 5 minutes before the conference call commences.  If you are unable to connect using the toll-free number, please try the U.S. Toll/International dial-in number.

US Toll-Free Dial-in Number: US Toll/INTERNATIONAL Dial-in Number: Israel Toll-Free Dial-in Number:	1-877-407-0784 1-201-689-8560 1-809-406-247

The conference call is scheduled to begin at:

   10  a.m.  Eastern Time
     7  a.m.  Pacific Time
     5  p.m.  Israel Time

To join the live webcast, please click on the following link: http://public.viavid.com/index.php?id=111274.  For those unable to attend the live call or webcast, from the following day a recording of the call will be made available for download from the Investors section of the Top Image Systems’ website www.topimagesystems.com; during the next three months the recorded webcast can be viewed by clicking on the same link as for the live webcast: http://public.viavid.com/index.php?id=111274.

*Non-GAAP Financial Measures

This release includes non-GAAP financial measures, including, without limitation, adjusted EBITDA (which eliminates the impact of interest, taxes, amortization and depreciation expenses, as well as non-cash stock-based compensation expenses and other non-recurring items not part of regular business), Non-GAAP Net Income (Loss) (which eliminates the impact of amortization expenses as well as non-cash stock-based compensation expenses and other non-recurring items not part of regular business) and Non-GAAP Income (Loss) per share.  Non-GAAP measures are reconciled to comparable GAAP measures in the tables entitled "GAAP and Non-GAAP Statements of Operations”.

The presentation of these non-GAAP financial measures should be considered as an addition to TIS' GAAP results provided in the attached financial statements for the third quarter ended September 30, 2014, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The attached tables reconcile each non-GAAP financial measure to its most directly comparable GAAP financial measure. TIS' management believes that these non-GAAP financial measures provide meaningful supplemental information regarding TIS’ performance by excluding the impact of certain charges and gains that may not be indicative of TIS' core business operating results. TIS’ management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS' performance. These non-GAAP financial measures also facilitate comparisons to TIS' historical performance and its competitors' operating results. TIS includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

About Top Image Systems

Top Image Systems (TIS) is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS' eFLOW® Platform is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company's website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as "will," "expects," "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Europe and Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Shelli Zargary
Director of Corporate Marketing
shelli.zargary@topimagesystems.com
+972 3 767 9114

Investors:
James Carbonara
Regional Vice President, Hayden IR
james@haydenir.com
+ 1 646 755 7412

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	September 30,	December 31,
	2014	2013
	In thousands
	Unaudited	Audited

Assets

Current Assets:
Cash and cash equivalents	$4,379	$3,203
Restricted cash	153	347
Trade receivables, net	11,706	7,111
Other accounts receivable and prepaid expenses	1,424	901
Deferred tax asset	732	913

Total current assets	18,394	12,475

Long-Term Assets:
Severance pay funds	1,340	1,775
Restricted cash	248	374
Long-term deposits and long-term assets	261	80
Deferred tax asset	453	515
Property and equipment, net	1,266	260
Intangibles assets	6,647	-
Goodwill	19,535	6,168

Total long-term assets	29,750	9,172
Total Assets	$48,144	$21,647

Liabilities and Shareholders' Equity

Current Liabilities:

Trade payables	$2,665	$359
Deferred revenues	2,731	2,284
Accrued expenses and other accounts payable	3,306	1,334

Total current liabilities	8,702	3,977

Long-Term Liabilities:

Accrued severance pay	$1,486	$1,956
Non-current deferred revenues	2,127	-
Other long-term liabilities	979	-

Total long-term liabilities	4,592	1,956

Total Liabilities	$13,294	$5,933

Total parent shareholders' equity	$34,845	$15,714
Noncontrolling interest	5	-
Shareholders' Equity	34,850	15,714
Total Liabilities and Shareholders' Equity	$48,144	$21,647

Top Image Systems Ltd.
Statements of Operations for the

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	In thousands, except per share data
	Unaudited

Revenues	$10,701	$7,906	$26,948	$21,027

Cost of revenues	4,835	3,016	10,426	8,648

Gross profit	5,866	4,890	16,522	12,379

Expenses

Research and development	1,473	673	3,508	2,133
Selling and marketing	4,583	2,264	10,254	6,990
General and administrative	3,192	1,181	5,464	3,308
Acquisition related costs	1,170	-	1,170	-
Amortization costs	120	-	120	-

	10,538	4,118	20,516	12,431

Operating income (loss)	(4,672)	772	(3,994)	(52)

Financing expenses, net	(218)	(75)	(188)	(231)

Other income (loss), net	(17)	377	(8)	377

Income (loss) before taxes on income	(4,907)	1,074	(4,190)	94

Tax on income	131	101	348	205

Net income (loss)	(5,038)	973	(4,538)	(111)

Net loss (income) attributable to noncontrolling interest	269	-	(5)	-

Net income (loss)	$(4,769)	$973	$(4,543)	$(111)

Earnings per Share

Basic earning (loss) per share	$(0.28)	$0.08	$(0.29)	$(0.01)

Weighted average number of shares used in computation of basic net income (loss) per share	16,901	11,681	15,483	11,664

Diluted earning (loss) per share	$(0.28)	$0.08	$(0.29)	$(0.01)
Weighted average number of shares used in computation of diluted net (loss) earnings per share	16,901	12,119	15,483	11,664

Top Image Systems Ltd.
Statements of Operations for the

Adjusted EBITDA results:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	In thousands, except per share data

Adjusted EBITDA:
Net income (loss)	$(4,769)	$973	$(4,543)	$(111)
Interest	19	13	19	25
Taxes	131	101	348	205
Depreciation	81	49	170	152
Amortization	354	-	354	-
Stock-based compensation expenses	171	43	470	129
Acquisition related costs	1,170	-	1,170	-
Post merger integration costs	303	-	303	-
Legal costs related to law suit settlement	444	-	444	-
Debt reserve adjustment	601	-	601	-
Total Adjusted EBITDA	$(1,495)	$1,179	$(664)	$400

Reconciliation of GAAP to Non-GAAP results:

Net income (loss)	$(4,769)	$973	$(4,543)	$(111)
Amortization	354	-	354	-
Stock-based compensation expenses	171	43	470	129
Acquisition related costs	1,170	-	1,170	-
Post merger integration costs	303	-	303	-
Legal costs related to law suit settlement	444	-	444	-
Debt reserve adjustment	601	-	601	-
Non-GAAP Net income (loss)	$(1,726)	$1,016	$(1,201)	$18

Non-GAAP Net income (loss) used for basic earnings per share	$(1,726)	$1,016	$(1,201)	$18
Shares used in basic earnings per share calculation	16,901	11,681	15,483	11,664
Non-GAAP basic earnings (loss) per share	$(0.10)	$0.09	$(0.08)	$0.00

Non-GAAP Net income (loss) used for diluted earnings per share	$(1,726)	$1,016	$(1,201)	$18
Shares used in diluted earnings per share calculation	16,901	12,119	15,483	12,120

Non-GAAP diluted earnings (loss) per share	$(0.10)	$0.08	$(0.08)	$0.00